BYLAWS

ACE GREEN RECYCLING, INC.

SECRETARY'S CERTIFICATE

The undersigned hereby certifies that:

1.   I am the duly designated and acting Corporate Secretary of Ace Green Recycling, Inc. ("the Company"), a Delaware corporation.

2.   The Company's Bylaws were adopted by the Unanimous Written Consent of the Directors in Lieu of an Organizational Meeting on March 3, 2021.

3.   A true and correct copy of the Bylaws is attached hereto, labeled Exhibit A, and incorporated by reference herein.

4.   Such Bylaws are in full force and effect and have not been amended or rescinded.

IN WITNESS WHEREOF, I have hereunto set my hand this 14th day of August, 2021.

_____
VIPIN TYAGI
Corporate Secretary

I, Nishchay Chadha, hereby certify that I am the duly elected and acting Chief Executive Officer of Ace Green Recycling, Inc., a Delaware corporation, and appearing above is the true signature of Vipin Tyagi, the duly elected, qualified and acting President and Corporate Secretary of Ace Green Recycling, Inc.

_____
NISHCHAY CHADHA
Chief Executive Officer

ACE GREEN RECYCLING, INC.

BYLAWS

As Adopted on March 3, 2021

I. STOCKHOLDERS' MEETINGS

1.1 <u>Time and Place of Meetings</u>. All meetings of the stockholders of Ace Green Recycling, Inc., a Delaware corporation (the "**Company**"), for the election of Directors or for any other purpose will be held at such time and place, within or without the State of Delaware, as may be designated by the Board of Directors of the Company (the "**Board**") or, in the absence of a designation by the Board, the Chief Executive Officer, the President or the Secretary, and stated in the notice of meeting. The Board may postpone and reschedule any previously scheduled annual or special meeting of the stockholders.

1.2 <u>Annual Meeting</u>. An annual meeting of the stockholders will be held at such date and time as may be designated from time to time by the Board, at which meeting the stockholders will elect the Directors to succeed those whose terms expire at such meeting and will transact such other business as may properly be brought before the meeting.

1.3 <u>Special Meetings</u>. Special meetings of the stockholders, unless otherwise prescribed by law or by the Certificate of Incorporation of the Company, as amended from time to time (the "**Certificate**"), may be called by the Chief Executive Officer or the President, and will be called by the Secretary upon receipt of a written request signed by a majority of the Board. Any such request by a majority of the Board must be sent to the Secretary and must state the purpose or purposes of the proposed meeting. The business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

1.4 <u>Notice of Meetings</u>. Written notice of every meeting of the stockholders, stating the place, if any, date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder of record entitled to vote at such meeting, except as otherwise required herein or by law. Such notice shall include the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting. Any meeting may be held without notice if all stockholders entitled to vote at such meeting are present in person, by proxy or by remote communication or if notice is waived in writing, either before or after the meeting, by those not present. When a meeting is adjourned to another place, date, or time, written notice need not be given of the adjourned meeting if the place, date, and time thereof are announced at the meeting at which the adjournment is taken; *provided, however*, that if the adjournment is for more than 30 calendar days, or if after the adjournment a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting must be given and conform to the terms of these Bylaws. At any adjourned meeting, any business may be transacted that properly could have been transacted at the original meeting.

1.5 <u>Inspectors</u>. The Board may appoint one or more inspectors of election to act as judges of the voting and to determine those entitled to vote at any meeting of the stockholders, or any adjournment thereof, in advance of such meeting. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer of the meeting may appoint one or more substitute inspectors.

1.6 <u>Quorum</u>. Except as otherwise provided by law, the Certificate or these Bylaws, the holders of seventy-five percent of the shares of Common Stock, issued and outstanding and entitled to vote, present in person, represented by proxy or by remote communication, will constitute a quorum at all meetings of the stockholders for the transaction of business threat. If, however, a quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

1.7   Voting. Except as otherwise provided by law or the Certificate, each stockholder will be entitled at every meeting of the stockholders to one vote for each share of stock having voting power standing in the name of such stockholder on the books of the Company on the record date for the meeting and such votes may be cast either in person, by proxy or by remote communication. Without affecting any vote previously taken, a stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person, by revoking the proxy by giving notice to the Secretary, or by a later appointment of a proxy. The vote upon any question brought before a meeting of the stockholders may be by voice vote, unless otherwise required by the Certificate or these Bylaws or unless the holders of a majority of the outstanding shares of Common Stock (determined on a fully diluted basis) entitled to vote thereon present in person, by proxy or by remote communication at such meeting otherwise determine. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the stock (determined on a fully diluted basis) present in person or represented by proxy or by remote communication at the meeting and entitled to vote on the subject matter and that has actually been voted will be the act of the stockholders, except as otherwise provided by law or in these Bylaws, the Certificate or any stockholders agreement to which the Company and the holders of a majority of the voting power of the Common Stock are parties (a "**Stockholders Agreement**").

1.8   Order of Business. The Chairman of the Board, or such other officer of the Company designated by a majority of the Board, will call meetings of the stockholders to order and will act as presiding officer thereof. Unless otherwise determined by the Board prior to the meeting, the presiding officer of the meeting of the stockholders will also determine the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting, including, without limitation, (a) by imposing restrictions on the persons (other than stockholders of the Company or their duly appointed proxies) that may attend any such stockholders' meeting, and (b) by determining the circumstances in which any person may make a statement or ask questions at any meeting of the stockholders.

2.1   Action by Consent.

(a)   Unless otherwise provided by law or in the Certificate, any action required or permitted to be taken at any annual or special meeting of stockholders of the Company, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a written consent or consents thereto, setting forth such action, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting and otherwise complies with Section 228 of the General Corporation Law of the State of Delaware (or any successor provision) (the "**DGCL**").

(b)   A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date of such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission will be deemed to have been delivered until such consent is filed with the minutes or proceeding of the stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction is a complete reproduction of the entire original writing.

II.   DIRECTORS

2.2   <u>Function</u>.   The business and affairs of the Company will be managed under the direction of its Board.

2.3   <u>Number, Election and Terms</u>.   Subject to the Certificate and any Stockholders Agreement, the authorized number of Directors shall be determined from time to time by a resolution passed by the Board. Directors shall be elected to office by the stockholders only in the manner and for the terms provided in the Certificate or these Bylaws. The election of Directors need not be by written ballot unless requested by the holders of a majority of the issued and outstanding Common Stock, present in person, by proxy or by remote communication, at a meeting of the stockholders at which Directors are to be elected.

2.4   <u>Vacancies and Newly Created Directorships</u>.   Subject to the Certificate and any Stockholders Agreement, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause will be filled solely by the Board, even though such number of Directors is less than a quorum of the Board. Any Director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor is elected and qualified.

2.5   <u>Removal</u>.   Subject to the Certificate and any Stockholders Agreement, any Director may be removed from office by the stockholders either with or without cause at any time by a vote of the holders of a majority of the shares of Common Stock, issued and outstanding and entitled to vote.

2.6   <u>Nominations of Directors</u>.   Subject to the Certificate, nominations of persons for election as Directors of the Company may be made only at an annual meeting of stockholders (a) by or at the direction of the Board or a committee thereof, or (b) by any stockholder that is a stockholder of record at the time of giving of notice, who is entitled to vote for the election of Directors at such meeting. All nominations by stockholders must be made pursuant to timely notice in proper written form to the Secretary.

2.7   <u>Resignation</u>. Any Director may resign at any time by giving written notice of his resignation to the President or the Secretary. Any resignation will be effective upon actual receipt by any such person or, if later, as of the date and time specified in such written notice.

2.8　Regular Meetings. Regular meetings of the Board may be held immediately after the annual meeting of the stockholders and at such other time and place either within or without the State of Delaware as may from time to time be determined by the Board.　Notice of regular meetings of the Board need not be given.

2.9　Special Meetings.　Special meetings of the Board may be called by the Chairman of the Board or the President on 72 hours notice to each Director by whom such notice is not waived, given in accordance with Section 3.1, and will be called by the Chairman of the Board or the President in like manner and on like notice on the written request to the Chairman of the Board, the President or the Secretary.　Special meetings of the Board may be held at such time and place either within or without the State of Delaware as is determined by the Board or specified in the notice of any such meeting.

2.10　Quorum. At all meetings of the Board, the unanimous attendance of the members of the Board will constitute a quorum for the transaction of business.　Except for the designation of committees as hereinafter provided and except for actions required to be taken by a majority of the entire Board by these Bylaws, the Certificate or any Stockholders Agreement, the act of a majority of the Directors present at any meeting at which there is a quorum will be the act of the Board. If a quorum is not present at any meeting of the Board, the Directors present thereat may adjourn the meeting from time to time to another place, time or date, without notice other than announcement at the meeting, until a quorum is present.

2.11　Participation in Meetings by Telephone Conference. Members of the Board or any committee designated by the Board shall be entitled to participate in any meeting of the Board or any such committee, as the case may be, by means of telephone conference or similar means of remote communication by which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at the meeting.

2.12　Committees.

(a)　The Board may designate one or more committees, each such committee to consist of one or more Directors and each to have such lawfully delegable powers and duties as the Board may confer.

(b)　Each committee of the Board will serve at the pleasure of the Board or as may be specified in any resolution from time to time adopted by the Board.　The Board may designate one or more Directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee.

(c)　Except as otherwise provided by law, and except for the power to amend these Bylaws or the Certificate, adopt an agreement of merger or consolidation, authorize the issuance of stock, declare a dividend, or recommend to the stockholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, a dissolution of the Company or a revocation of a dissolution, and subject to the provisions of the Certificate and any Stockholders Agreement, any committee of the Board will have and may exercise all the powers and authority of the Board in the direction of the management of the business and affairs of the

Company. Any such committee designated by the Board will have such name as may be determined from time to time by resolution adopted by the Board. Unless otherwise prescribed by the Board, the presence of the members holding a majority of the votes of the members of any committee of the Board will constitute a quorum for the transaction of business, and the act of a majority of the votes of the members present at a meeting at which there is a quorum will be the act of such committee. Each committee of the Board may prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the Board, and will keep a written record of all actions taken by it.

2.13   Compensation. The Board may establish the compensation for, and policies and procedures for the reimbursement of the expenses of, Directors payable for membership on the Board and on committees of the Board, attendance at meetings of the Board or committees of the Board and for other services by Directors to the Company.

2.14   Rules. The Board may adopt rules and regulations for the conduct of meetings and the oversight of the management of the affairs of the Company not inconsistent with these Bylaws.

2.15   Action by Consent. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting, if prior to such action all members of the Board or the committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes or proceedings of the Board or committee.

III.   NOTICES

3.1   Generally. Except as otherwise provided by law, these Bylaws or the Certificate, whenever by law or under the provisions of the Certificate or these Bylaws notice is required to be given to any Director or stockholder, it will not be construed to require personal notice, but such notice may be given in writing, by mail or courier service, addressed to such Director or stockholder, at the address of such Director or stockholder as it appears on the records of the Company, with postage thereon prepaid, and such notice will be deemed to be given (a) by mail 72 hours after the same is deposited in the United States mail, or (b) by courier service one business day after having been sent for next-day delivery by a nationally recognized overnight courier service. Notice to Directors may also be given by telephone, facsimile, electronic mail or similar medium of communication and, if given in any such manner will be deemed to be given on the date sent, receipt confirmed in each case.

3.2   Waivers. Whenever any notice is required to be given by law or under the provisions of the Certificate or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to such notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

IV.   OFFICERS

4.1   Officers; Election. The officers of the Company shall be elected by the Board of Directors and shall consist of the Chief Executive Officer, the President, the Chief Technology Officer, the Chief Financial Officer and Treasurer and the Secretary, and the Board of Directors may, if it so determines, elect from among its members a Chairman of the Board. The Board may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable.   Any number of offices may be held by the same person unless the Certificate or these Bylaws provide otherwise.

4.2   Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.   Any officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Company.   Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Company, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting.

4.3   Chairman of the Board. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him by the Board of Directors.

4.4   Chief Executive Officer.   The Chief Executive Officer shall be the chief executive and principal policymaking officer of the Company.   Subject to the authority of the Board of Directors, he or she shall formulate the major policies to be pursued in the administration of the Company's affairs.   The Chief Executive Officer shall study and make reports and recommendations to the Board of Directors with respect to major problems and activities of the Company and shall see that the established policies are placed into effect and carried out under the direction of the Company's officers.   In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at meetings of the stockholders and of the Board of Directors.

4.5   President.   Subject to the provisions of Section 4.4, the President shall be the chief operating officer of the Company, shall exercise the powers and perform the duties that ordinarily appertain to that office and shall manage and operate the business and affairs of the Company in conformity with the policies established by the Board of Directors and by the Chief Executive Officer, or as may be provided for in these Bylaws. In connection with the performance of his duties, he shall keep the Chief Executive Officer fully informed as to all phases of the Company's activities. In the absence of the Chairman of the Board or the Chief Executive Officer, the President shall preside at meetings of the stockholders and of the Board of Directors.   Notwithstanding any provision in these Bylaws to the contrary, if no Chief Executive Officer has been elected or designated, then the person serving as President shall be the Chief Executive Officer.

4.6   Vice Presidents.   Each Executive Vice President or Vice President, if any, shall have such powers and perform such duties as the Board of Directors may, from time to time, prescribe and as the Chief Executive Officer or President may, from time to time, delegate to him or her.

4.7   Secretary.   The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose, shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law, shall be custodian of the records of the Company, and, in general, shall perform all duties incident to the office of secretary of a Company and such other duties as may, from time to time, be assigned to him by the Board, the Chief Executive Officer or the President or as may be provided by law.

4.8   Chief Financial Officer and Treasurer.   The Chief Financial Officer and Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company and shall deposit or cause to be deposited, in the name of the Company, all moneys or other valuable effects in such banks, trust companies or other depositories as shall, from time to time, be selected by or under authority of the Board of Directors.   The Chief Financial Officer and Treasurer shall keep or cause to be kept full and accurate records of all receipts and disbursements in books of the Company, shall render to the Chief Executive Officer and the President and to the Board, whenever requested, an account of the financial condition of the Company, and, in general, shall perform all the duties incident to the office of treasurer of a Company and such other duties as may, from time to time, be assigned to him by the Board, the Chief Executive Officer or the President or as may be provided by law.

4.9   Other Officers.   The other officers, if any, of the Company shall have such powers and duties in the management of the Company as shall be stated in a resolution of the Board of Directors that is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

V.   STOCK

5.1   Certificates.   The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law.   Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation.   Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

5.2   Lost, Stolen, or Destroyed Certificates.   The Secretary may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact, satisfactory to the Secretary, by the person claiming the certificate of stock to be lost, stolen or destroyed.   As a condition precedent to the issuance of a new certificate or certificates, the Secretary may require the owners of such lost, stolen or destroyed certificate or certificates to give the Company a bond in such sum and with such surety or sureties as the Secretary may direct as indemnity against any claims that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of the new certificate.

5.3   Record Dates.

(a)   In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which will not be more than 60 nor less than 10 calendar days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the calendar day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the calendar day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders will apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting.

(b)   In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date will not be more than 60 calendar days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the calendar day on which the Board adopts the resolution relating thereto.

(c)   The Company will be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes, and will not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Company has notice thereof, except as expressly provided by applicable law.

5.4   Transfer of Shares.   Shares of stock of the Company shall be transferable only on the books of the Company by the holders thereof in person or by their duly authorized attorneys or legal representatives.   Subject to the terms of any Stockholders Agreement, upon surrender to the Company or the transfer agent of the Company of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Company or its transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

5.5   Legends.   The Board shall have the power and authority to provide that the certificates representing shares of stock bear such legends as the Board deems appropriate to assure that the Company does not become liable for violations of federal or state securities laws or other applicable law.

VI.   GENERAL

6.1   Fiscal Year. The fiscal year of the Company will end on December 31st of each year or such other date as may be fixed from time to time by the Board.

6.2   Seal.   The Board may adopt a corporate seal and use the same by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

6.3   Books and Records.   The Company shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders, Board and any committee of the Board and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number of the shares held by each.

6.4   Reliance Upon Books, Reports and Records.   Each Director, each member of a committee designated by the Board and each officer of the Company will, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any of the Company's officers or employees, or committees of the Board, or by any other person or entity as to matters the Director, committee member or officer believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

6.5   Time Periods. In applying any provision of these Bylaws that requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days will be used unless otherwise specified, the day of the doing of the act will be excluded and the day of the event will be included.

6.6   Dividends. Subject to provisions of applicable law, the Certificate and any Stockholders Agreement, dividends may be declared by the Board at any time and from time to time and may be paid in cash, in property or in shares of stock of the Company. Such declaration and payment shall be at the discretion of the Board.

6.7   Resignation.   Any committee member or officer may resign by so stating at any meeting of the Board or by giving written notice to the Board, the President or the Secretary. Such resignation shall take effect at the time specified therein, or immediately if no time is specified therein.   Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

6.8   Securities and Other Corporations. The Chief Executive Officer, the President, the Chief Financial Officer and Treasurer or any Vice President of the Company shall have the power and authority to transfer, endorse for transfer, vote and take any other action with respect to any securities of another issuer that may be held or owned by the Company and to make, execute and deliver any waiver, proxy or consent with respect to any such securities.

6.9   Amendments. Except as otherwise provided by law, the Certificate, these Bylaws or any Stockholders Agreement, these Bylaws or any of them may be amended in any respect or repealed at any time, either (a) at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting, or (b) at any meeting of the Board, provided that no amendment adopted by the Board may vary or conflict with any amendment adopted by the stockholders.

6.10   Certain Defined Terms. Terms used herein with initial capital letters that are not otherwise defined are used herein as defined in the Certificate.

6.11   Indemnification. The Company shall, to the fullest extent permitted by the DGCL, as it may be amended and supplemented from time to time, indemnify and advance expenses to, any and all persons serving as members of the board of directors of the Company whom it shall have the power to indemnify under such law against any expenses, liabilities or other matters referred to in or covered by the DGCL. The Company may indemnify, and advance expenses to, any officer, employee or agent of the Company or any other person the DGCL permits the Company to indemnify.   The indemnification and advancement of expenses provided for in this <u>Section 6.11</u> will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate or any agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs, executors and administrators of such a person. In furtherance of the foregoing, the Company acknowledges that a person may have certain rights to indemnification, advancement of expenses and/or insurance provided by other potential or actual indemnitors. The Company agrees that (a) it is the indemnitor of first resort (*i.e.*, its indemnification obligations to such person are primary and any indemnification obligation of any other potential or actual indemnitor to advance expenses or to provide indemnification to such person are secondary to any such obligation of the Company), (b) that it shall be liable for and required to advance the full amounts set forth in this <u>Section 6.11</u> without regard to any rights a person may have against any other potential or actual indemnitor and (c) it irrevocably waives, relinquishes and releases each other potential or actual indemnitor from any and all claims (i) against such indemnitor for contribution, indemnification, subrogation or any other recovery of any kind in respect thereof and (ii) that a person must seek advancement or reimbursement, or indemnification, from any other potential or actual indemnitor before the Company must perform its obligations hereunder. No advancement or payment by any other indemnitor on behalf of a person with respect to any proceeding for which such person has sought indemnification from the Company shall affect any of the foregoing.

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